UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 27, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

Tel: +44 73 7680 9248

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Summary of Second Amendment to Separation Agreement

Effective as of June 23, 2023, YAM at Selina Ops, L.P. (“YAM”), on one hand, and Selina Hospitality PLC (the “Company”), PCN Operations, S.A. (“PCN”), Selina Operation One (1), S.A. (“Selina One”), and Selina Management Panamá, S.A., on the other hand, entered into a second amendment (“Second Amendment”) to a certain separation and amendment agreement (the “Separation Agreement”), initially dated June 3, 2022 and amended on December 23, 2022 (the “First Amendment”) relating to the eventual buy-out of YAM’s equity interest in a joint venture arrangement, entered into in September 2017 between the Company and YAM, and a shareholder agreement, entered into in December 2020 among the Company, Selina One and YAM (the “JV Arrangements”), that governs PCN, the joint venture company that was established for the development and operation of the Company’s business in Panama, Costa Rica and Nicaragua. Selina One currently has a 75% interest in PCN and YAM currently has a 25% interest. The Second Amendment is attached hereto as Exhibit 99.1 and the previous agreements relating to the JV Arrangements are summarized in the “Material Contracts” section of the Company’s 2022 annual report on form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2023.

Pursuant to the Second Amendment and an equity subscription agreement entered into between the Company and YAM (as summarized below), the Company will issue to YAM 6,248,840 ordinary shares of the Company (the “New Shares”) to be sold by YAM, with the proceeds to be applied towards the payment of $9,502,244 owed to YAM in order to allow YAM to earn, among other things, a 14% internal rate of return on its investments in PCN under the JV Arrangements since 2017. These New Shares are in addition to 1,400,000 ordinary shares previously granted to YAM (the “Previous Shares”) under the First Amendment (the “Previous Shares”) to be utilized by YAM towards the recovery of YAM’s capital contributions to PCN that remain unpaid under the existing arrangements, which as of the date of the First Amendment was $2,761,955 (“Remaining Capital”).

In connection with the issuance of the New Shares to YAM, YAM has certain registration rights that require the Company to file with the U.S. Securities and Exchange Commission (the “SEC”) (i) a post-effective amendment (“Post-Effective Amendment”) to its resale registration statement on Form F-1, initially filed with the SEC on November 30, 2022, amended on January 20, 2023 and declared effective on February 15, 2023, under which 3,948,840 ordinary shares of the Company were registered in the name of YAM as the selling shareholder, including the Previous Shares, and (ii) new resale registration statement on Form F-1 (“New Registration Statement”) in order to register for resale the remainder of the New Shares and up to 240,000 additional shares that may be granted to YAM in settlement of certain late registration charges payable to YAM if the Post-Effective Amendment is not declared effective, or otherwise deemed effective, by a certain date. Specified late charges also may apply if the New Resale Registration statement is not declared effective, or otherwise deemed effective, by a certain date.

Subject to the Post-Effective Amendment and subsequently the New Registration Statement being declared effective, YAM will instruct its broker to sell, daily, such number of the Previous Shares and, as applicable, New Shares (collectively, the “Shares”), that constitute between 15% and 25% of the previous day’s trading volume, provided that each such sale order will not be for a price that is less than a value that is 5% below the then applicable bid price. YAM also has the right to sell Shares in private transactions subject to the sales price for each sale being no less than a price that is 20% below the then applicable bid price. In addition, YAM may not engage in any short sales of the Shares.

The net proceeds received by YAM from the sales of Shares will be applied against the liabilities owed to YAM. Selina will be required to fund an escrow account established by YAM and maintain a monthly balance of $325,000 in the account until such time as YAM has recovered its Remaining Capital plus a 5% internal rate of return on its investments in PCN. If the net proceeds received during a month are less than $325,000 (the “Monthly Threshold”), then YAM will be entitled to draw down the difference between the Monthly Threshold and the net proceeds received. Once YAM has recovered its Remaining Capital, the Monthly Threshold will be reduced to $200,000. If, during a month, the net proceeds received by YAM from the sales of Shares are higher than the applicable Monthly Threshold, then the excess will be credited against future draws that may be made by YAM under the escrow arrangement.

In addition, until YAM has recovered its Remaining Capital in full, in the event Selina raises gross proceeds of more than $25 million, through equity or debt issuances, YAM shall be entitled to receive 1% of the incremental amounts raised to be utilized towards amounts owed to YAM.

Once YAM has recovered its Remaining Capital in full plus an 8% internal rate of return on its investments in PCN, then YAM agrees to release is pledges over certain subsidiaries of PCN, which pledges were put into place in 2021 to secure certain obligations of the Company and Selina One under the JV Arrangements, and transfer its equity interest in PCN to Selina One. Further, the trading and short sale restrictions will cease to apply to YAM after such date.

The Second Amendment contains certain covenants, information rights in favour of YAM, default provisions and YAM is entitled to the reimbursement of certain legal and accounting costs incurred by YAM.

Summary of Subscription Agreement

In connection with the Second Amendment, the Company, as issuer, entered into an equity subscription agreement (the “Subscription Agreement”) with YAM, as the investor, on June 23, 2023 pursuant to which the Company will issue to YAM, as part of a private placement, (i) 6,248,840 ordinary shares at a price of $1.52064127 per share, for an aggregate subscription price of $9,502,244, and (ii) if applicable in connection with the late registration charges, up to 240,000 additional ordinary shares at a price of $1.00 per share and aggregate subscription price of up to $240,000. The subscription amounts owed to Selina will be fully set off against amounts owed to YAM under and as set out in the Second Amendment such that no cash will be payable for the subscription. The Subscription Agreement is attached hereto as Exhibit 99.2.

The Subscription Agreement contains customary closing conditions, representations and warranties

The information furnished in this Report on Form 6-K, including Exhibits 99.1 and 99.2 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The foregoing summaries of the Second Amendment to Separation Agreement and Subscription Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the exhibits to this Report on Form 6-K.

INDEX TO EXHIBITS

Exhibit No.
99.1	Second Amendment to Separation Agreement
99.2	Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: June 27, 2023	By:	/S/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary